FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1327 – 4th floor

São Paulo, SP 04543-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Notice regarding Long Term Retention Plan for Certain Executives

Cosan Limited Establishes Long Term Retention Plan for Certain Executives

In November 2016, Cosan Limited (the “Company”) established a Long Term Retention Plan, or the “Plan”, aimed at rewarding and retaining certain high-level executives of strategic importance to the Company who may be granted certain share based awards as may be determined by our board of directors. The creation of the Plan was motivated by the recognition of the importance that certain top-level executives have to the Company, of the need to reward such executives appropriately and of providing them with incentives to continue performing at a high level in order to avoid any such executives leaving the Company. Participation in the Plan is subject to selection by our board of directors.

Initially, four key executives, Messrs. Marcos Lutz, Marcelo Martins, Marcelo Portela and Burkhard Otto Cordes will each be eligible to receive share grants of up to 1% each of our issued share capital over the course of the next 10 years. We expect that the first grant of shares under the Plan will occur by the end of 2016.

The executives who participate in the Plan have entered into a Terms of Governance between themselves and the Company which will regulate their rights, privileges, protections and obligations as shareholders of the Company should our chairman, Rubens Ometto Silveira Mello, no longer be with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	December 14, 2016	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer